January 10, 2013

Via EDGAR and Courier

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael McTiernan

Re:	Aviv REIT, Inc. Registration Statement on Form S-11 (Registration No. 333-185532)

Ladies and Gentlemen:

On behalf of Aviv REIT, Inc. (the “Company”), we are writing in response to the comments contained in the Staff’s comment letter dated January 7, 2013 (the “Comment Letter”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-11, Registration No. 333-185532, filed on December 31, 2012 (“Amendment No. 1”) and relating to the Company’s registration of shares of its common stock, par value $0.01 per share. For your convenience, three (3) courtesy copies of this letter are also being delivered to Ms. Kristina Aberg.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of the Company. Page numbers and other similar references used in the Staff’s comments and the Company’s responses below refer to Amendment No. 1 as filed on December 31, 2012.

Aviv REIT, Inc. Financial Statements as of and for the fiscal year ended December 31, 2011

Notes to Consolidated Financial Statements of Aviv REIT, Inc.

6. Lease Intangibles, page F-20

Staff comment No. 1:

We note your response to prior comment seven. Your response addresses input, process, and output related to operating the nursing facility, as opposed to leasing the nursing facility. You state that you establish a long-term leasing relationship with a tenant/operator at the time of acquisition, thus it would appear that there are no prior leasing operations in place as of the acquisition date. Please tell us what properties were acquired without leases in-place, and further explain to us how you determined

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission

January 10, 2013

that such properties acquired met the definition of a business in accordance with paragraphs 4 through 9 of ASC Topic 805-10-55.

Response:

The Company notes that its response to comment seven from the Staff’s comment letter dated December 20, 2012 provided certain information about why it accounts for acquisitions of properties without leases in-place as the acquisition of a business in accordance with ASC Topic 805. That information provided was perhaps imprecise, so the Company respectfully submits the following clarifications.

The Company acquires facilities in a variety of situations, including sale-leaseback transactions from owner-operators where the former owner stays in place as the operator pursuant to a new long-term triple-net lease, acquisitions from owner-operators where the operations are transitioned to a new operator pursuant to a new long-term triple-net lease and acquisitions of real property from third party owners paired with acquisitions of long-term triple-net leases with third party operators (either through the transfer of existing leases or by entering into new leases with the existing or a new operator in contemplation of the transition of ownership of the real property). In all of these situations, as a condition precedent to the Company’s purchase of a facility, the Company requires that a long-term leasing relationship be established and that leasing operations are in place. The characteristics of the Company’s leasing operations are no different whether the Company acquires a facility with a lease in place for an extended length of time prior to the acquisition or a lease in place for a moment in time prior to the acquisition. There is always a lease in place. To provide clarification, the Company’s prior response indicated that it acquires facilities without leases in place, but should have indicated that it generally acquires facilities with leases that have been in place for a moment in time prior to the acquisition and not for an extended period prior to the acquisition. The only distinction is that those leasing operations established a moment in time before the acquisition are priced at market and require no recognition of an intangible asset. The fact that the Company requires a leasing operation to be in place regardless of its commencement date or market value is the common thread in the Company’s acquisitions and in the accounting treatment of them.

Consequently, the interests the Company acquires include the physical assets (building, land, attached equipment and non-attached furnishings) as well as the leased-fee interests. Indeed, the Company views it as integral to its business and REIT tax status that the properties it acquires generate income through long-term leases and that those leases exist at the time of acquisition of the property. The Staff will note in the Registration Statement the emphasis the Company places on leasing relationships with operators and the attendant income generated.

Securities and Exchange Commission

January 10, 2013

Because of the nature of the Company’s acquisitions, it accounts for each acquisition of income-producing real estate as a business combination in accordance with ASC 805. In accordance with paragraphs 4 through 9 of ASC Topic 805-105-55, the real property and improvements (attached and non-attached furnishings, equipped to be used as a skilled nursing or similar healthcare facility by a pre-determined operator) are the “Input” of the business, the lease in place at the time of acquisition is the “Process” and the rent paid to the Company pursuant to its lease is the “Output.” The Company does not believe this determination is or should be affected by whether the leasing relationship has existed at the facility for an extended period of time or only momentarily prior to acquisition – what is critical is that the relationship does exist at the time of acquisition in all cases. The Company’s financial statements reflect this accounting treatment, including the expensing of transaction costs associated with its acquisitions. The Company respectfully submits that its accounting for these acquisitions is consistent with industry practice.

Aviv Healthcare Properties Limited Partnership and Subsidiaries Financial Statements as of and for the fiscal year ended December 31, 2011

Notes to Consolidated Statements, page F-46

8. Partnership Equity and Incentive Program, page F-61

Staff comment No. 2:

We note your response to prior comment eight. Your response to prior comment 41 from our letter dated November 28, 2012 indicated that the amounts provided as distributions to the Partnership’s partners within the footnotes were presented on a cash basis. Your most recent response contradicts this statement. Please advise or revise.

Response:

The Company notes its response to comment 41 from the Staff’s comment letter dated November 28, 2012 indicating that the amounts provided as distributions to the Partnership’s partners within the footnotes were presented on a cash basis. The Company’s statement in response to comment 41 was incorrect. The amounts provided as distributions to the Partnership’s partners within the footnotes are presented on an accrual basis, as indicated in response to comment 8 from the Staff’s comment letter dated December 20, 2012 and as disclosed on pages F-24, F-61, F-102 and F-126 of Amendment No. 1. The reconciliations of the amount of distributions to the Partnership’s partners to the amounts shown in the Company’s consolidated statements of changes in equity are set forth in response to comment 41 in the Company’s letter dated December 7, 2012, but do not relate to a difference between presentation on a cash versus accrual basis.

Securities and Exchange Commission

January 10, 2013

* * * * *

If you wish to discuss the Company’s responses, or if there is anything we can do to facilitate the Staff’s processing of this filing, please feel free to contact me at (312) 853-4348.

Sincerely,

/s/ Robert L. Verigan

Robert L. Verigan

cc:	Craig M. Bernfield, Aviv REIT, Inc.
William J. Whelan III, Cravath, Swaine & Moore LLP